Martin R. Rosenbaum
	Direct Phone:	612-672-8326
	Direct Fax:	612-642-8326
June 1, 2010	Martin.Rosenbaum@maslon.com

Via EDGAR & Federal Express

John Stickel

Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	ante5, Inc.
Registration Statement on Form 10
Filed April 23, 2010
File No. 000-53952

Dear Mr. Stickel:

This letter will respond on behalf of the Company to your comment letter dated May 27, 2010 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form 10 filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 18, 2010 (the “Registration Statement”).  To facilitate your review, we have included in this letter your original comment (in bold) followed by our response. In addition, a copy of your letter is attached.

Also enclosed you will find one clean copy of Amendment No. 2 to the subject Registration Statement (“Amendment No. 2”), which has been filed with the Commission, and two copies of Amendment No. 2 that are marked to indicate changes from Amendment No. 1 to the Registration Statement. Amendment No. 2 includes an amended preliminary Information Statement (the “Information Statement”) as Exhibit 99.1.

General

1.             Please provide a detailed legal analysis of why you believe that you will not be an investment company as defined in the Investment Company Act of 1940 after consummation of the spin off.  Please address in this regard the fact that a large percentage of your post spin off assets appears to consist of securities.  In addition, address the nature of the royalty stream and its status as a possible security.  For example, do you have any intellectual property rights in the WPT Business or merely a right to receive payments based upon the profitability of the WPT Business?

The Company will not be an investment company, as defined under the Investment Company Act of 1940 (the “1940 Act”), after the consummation of the spinoff. First, the royalty stream payable to the Company by Party (the “Royalty Stream”), which constitutes a majority of the total assets of the Company, is not a security because it is not an investment contract. Second, it would be inconsistent with the purposes of the 1940 Act to regulate the Company as an investment company.

The Royalty Stream is not a security because it is not an investment contract. Pursuant to Section 3(a)(1)(c) under the 1940 Act, the Company will be categorized as an investment company if it is engaged in the business of investing in or holding securities, and the Company owns or proposes to acquire investment securities having a value in excess of 40% of the Company’s total assets. Because the Royalty Stream will constitute the substantial majority of the Company’s total assets for the foreseeable future, the central issue in our 1940 Act analysis is whether the Royalty Stream is a security. We conclude that it is not a security, because it is not an investment contract.

The definition of a security under Section 2(a)(36) of the 1940 Act is similar to comparable definitions in the Securities Act of 1933 and the Securities Exchange Act of 1934. A “security” includes a long list of assets, including (a) a number of specific types of instruments commonly considered to be securities (stock, promissory notes, etc.), and (b) any “investment contract”. The Royalty Stream is a contract right to a percentage of an operating business’s revenues, which is not one of the specific types of instruments listed in Section 2(a)(36). Therefore, the Royalty Stream’s status as a security depends on whether it is an investment contract. In SEC v. Howey, 328 U.S. 293 (1946), the Supreme Court established a four-pronged definition of an “investment contract” — an investment contract means a contract, transaction, or scheme whereby a person (A) invests money or value (B) in a common enterprise and (C) is led to expect profits (D) solely from the efforts of the promoter or a third party. Id. at 298-299.

Under the Howey test, the Royalty Stream cannot be considered an investment contract, because it did not involve an investment of money or value. An investment of money or value requires that a purchaser/investor give up some tangible and definable consideration in return for an interest having substantially the characteristics of a security. International Brotherhood of Teamsters v. Daniel, 439 U.S. 551, 560 (1979). In contrast to an investment transaction, the creation of the Royalty Stream in the Party Transaction did not involve the Company giving up consideration for the interest in the revenues of the business. Instead, the Royalty Stream was a retained interest — the Company retained a right to some of the revenues of the business it sold. When the

Company sold substantially all of its assets to Party, the Company retained a right to a percentage of the revenues derived from that business. Prior to the sale, the Company had the right to receive 100% of the revenues obtained through the operation of its assets.  The Company simply transferred the majority of that right in connection with the sale of its assets, but it retained the right to receive the Royalty Stream.

Another reason the Royalty Stream is not a security under the Howey test is that it also fails the second part of the test – if it were considered an investment, it would not be in a common enterprise. In Salcer v. Merrill Lynch, 682 F. 2d 459 (3rd Cir., 1982), the court held there was no common enterprise where there was no pooling of funds – i.e., no horizontal commonality. Since the Company was the only entity involved in the contract with Party, horizontal commonality is not present in this situation.

In addition to the Howey analysis, the Royalty Stream does not have substantially the characteristics of a security.  In Marine Bank v. Weaver, 455 U.S. 551 (1982), the Supreme Court ruled that a negotiated agreement that gave certain guarantors a share of a corporation’s profits in exchange for making the guaranty was not considered a “security.” Id. at 560.  The Court reasoned that the agreement in question was not the type of instrument that comes to mind when the term “security” is used and does not fall within the ordinary concept of a security. Id. Furthermore, the agreement was a private transaction and was not offered to a number of potential investors, and it was a unique agreement negotiated by those parties and was not designed to be traded publicly. Id. Likewise, ante5’s Royalty Stream is not the type of instrument that comes to mind when the term “security” is used and does not fall within the ordinary concept of a security.  The Royalty Stream was a private transaction and was not offered by Party to a number of potential investors.  The Royalty Stream is a unique agreement negotiated in a mergers and acquisitions transaction and was not designed to be traded publicly.  Therefore, under the principle established in Marine Bank v. Weaver, the Royalty Stream, like the unique agreement in that case, should not be considered a “security.”

Further, we believe the inclusion of a contract right like the Royalty Stream as a security would be an unprecedented extension of the securities laws to privately negotiated business transactions that have no investment component. The Royalty Stream is essentially an earnout provision in a mergers and acquisitions transaction. Earnouts are a common way in which sellers reserve an economic interest in the business they have sold. If the Royalty Stream is considered a security, then by implication, any earnout provision in a merger or acquisition transaction would be considered the purchase of a security by the seller of the business. We do not believe the term “investment contract”, as interpreted by Howey, was intended to encompass such a commonly negotiated term in an M&A deal.

It would be inconsistent with the purposes of the 1940 Act to regulate the Company as an investment company.  In its description of “The Laws That Govern the Securities Industry” (http://www.sec.gov/about/laws.shtml), the Commission describes the purposes of the 1940 Act as follows:

“This Act [the 1940 Act] regulates the organization of companies, including mutual funds, that engage primarily in investing, reinvesting, and trading in securities, and whose own securities are offered to the investing public. The regulation is designed to minimize conflicts of interest that arise in these complex operations. . . .The focus of this Act is on disclosure to the investing public of information about the fund and its investment objectives, as well as on investment company structure and operations.”

The 1940 Act was intended to protect the public from abuses that can occur in connection with funds that buy, sell and hold investment securities and do not have substantial operating businesses. If the Company were regulated as an investment company, this regulation would not serve the above purposes. The Company does not believe a reasonable investor would purchase stock in the Company as a vehicle to hold investment securities. Even though the Company has sold most of its business operations, it continues to manage a set of business assets derived from the business it has operated for many years.

In fact, to the extent the Company derives cash from its business assets, the Company will explore opportunities to enter into other business activities, if these activities would maximize stockholder value. As stated on page 9 of the Information Statement, “Management will also continue to explore opportunities to use our assets and resources, including cash received in connection with the Royalty Stream and other assets, to maximize long-term value for our stockholders.” This statement is  evidence that (1) the Company has no intention of entering into business of investing in securities as a substantial portion of its business, and (2) the Company is not holding itself out to the public as being in such a business. Therefore, the Company is not fashioned or held out as an investment vehicle.

For the above reasons, the Company will not be an investment company following the spinoff.

2.             Please file any agreements detailing your rights in the post spin off assets and describe the material terms of those agreement.

The Royalty Stream is the Company’s most significant and material asset.  The Royalty Stream’s terms are contained in the Asset Purchase Agreement by and between Peerless Media Ltd. and WPT Enterprises, Inc. (which became ante4, Inc., and then became Voyager Oil & Gas, Inc.) (“Parent”), dated August 24, 2009 (the “Party Agreement”).  The Party Agreement, as well as a related Guaranty Agreement dated August 24, 2009 made by ElectraWorks Ltd. in favor of Parent (the “Guaranty”), were each filed with the Commission as Exhibits 2.1 and 2.2, respectively, of the current report on Form 8-K of the Company filed with the Commission on August 24, 2009.  The Party Agreement and the Guaranty were filed as Exhibits to the Registration Statement via a cross reference to the agreements as filed by Parent.

The vast majority of the terms of the Party Agreement are not material to investors in the Company, since the terms generally relate to the sale of Parent’s assets to

Party in the Party Transaction.  The Company believes that the provisions relating to the Royalty Stream and to Parent’s indemnification obligations (since those obligations are partially secured by the Royalty Stream) are the only provisions of the Party Agreement that are material to ante5 stockholders.  The Party Agreement’s treatment of the Royalty Stream has been described in detail in multiple places in the Information Statement.  We have added information in the amended Information Statement on page 11 to better describe the indemnification obligations and how they could affect the Royalty Stream.

We do not believe that any other Company agreements are material for purposes of an investors’ understanding of the Company’s assets other than the Royalty Stream.

Letter to ante5, Inc. shareholders

3.             Please revise the first bullet point to clarify, if true, that the guarantee of $3 million is provided only by Peerless, not Party or advise.

We have modified the referenced bullet point to directly reference ElektraWorks Ltd. as Peerless’ parent company. Please note that the Royalty Stream is the obligation only of Peerless, and the guaranty is the obligation only of ElektraWorks Ltd. PartyGaming, PLC is the ultimate parent company of Peerless and ElektraWorks. PartyGaming, PLC has no obligation with respect to the guaranty, which we have made clear in that bullet point and elsewhere in the Information Statement.

Business, page 8

4.             We note your response to prior comment 12 and reissue in part.  Please remove the reference to ClubWPT.com as “innovative” on page 9.

The requested deletion has been made in the Information Statement on page 10.

Risk Factors, page 16

5.             We note your response to prior comment 15, and your statement that Mr. Lipscomb’s compensation has been determined and added to the Executive Compensation section.  However, the risk factor continues to state that his compensation has not been determined on page 16 and we can not locate the addition of such disclosure in the Executive Compensation section on page 45.  Please clarify.

We have revised the risk factor in the Information Statement on page 16 in response to this comment.  The disclosure in the Executive Compensation section was erroneously excluded, and the disclosure on page 46 of the Information Statement has been revised accordingly.  Please note that director compensation has since been determined, and that information is now contained under the heading “Director Compensation” on page 46 of the Information Statement.

We have also updated the Information Statement to incorporate first quarter financial results. The Pro Forma Financial Information on pages 30 and 31 has been amended to incorporate the April 4, 2010 balance sheet; Management’s Discussion and Analysis starting on page 32 has been updated; we have included the quarterly financial statements of Voyager (formerly ante4) starting on page F-21; and we have updated other references to financial information as appropriate.

As described in correspondence filed with the Commission on April 29, 2010 (a copy of which is enclosed herewith), the Company must complete the spin off prior to June 14, 2010 to ensure that only Parent stockholders of record as of April 15, 2010 receive shares of the Company in the spin off.  We hope that the answers to the Commission’s comments above are sufficient at this time to declare the Registration Statement effective. To the extent the Commission has further comments on the Registration Statement, the Company pledges that it will work diligently with the Commission to ensure that all comments are resolved to the Commission’s satisfaction.  In light of the Company’s timing issues relating to the spin off, the undersigned respectfully requests that the Registration Statement be declared effective at 10:00 a.m., Washington, D.C. time, on Monday, June 7, 2010, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact the undersigned at (612) 672-8326, if you have any questions with respect to this response letter or Amendment No. 2.

Very truly yours,

/s/ Martin R. Rosenbaum
Martin R. Rosenbaum

MRR/DJP/vld
Enclosures

cc:	Steven Lipscomb, Chief Executive Officer, ante5, Inc.
David Polgreen, Esq.